UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: May 26, 2017
(Date of earliest event reported)

HC GOVERNMENT REALTY TRUST, INC.
(Exact name of issuer as specified in its charter)

Maryland	51-1867397
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1819 Main Street, Suite 212
Sarasota, Florida 34236
(Full mailing address of principal executive offices)

(941) 955-7900
(Issuer’s telephone number, including area code)

ITEM 1. FUNDAMENTAL CHANGES

The disclosure below describes our entry into the Second Amendment to the Contribution Agreement, or the Second Amendment, by and between Holmwood Capital, LLC, a Delaware limited liability company, or Holmwood, and HC Government Realty Holdings, L.P., a Delaware limited partnership, or our Operating Partnership.

Our Operating Partnership and Holmwood entered into the Contribution Agreement on March 31, 2016, as amended, or the Contribution Agreement, whereby Holmwood agreed to contribute the limited liability company interests it held in each of its wholly-owned subsidiaries owning our properties located in (i) Port Saint Lucie, Florida, (ii) Jonesboro, Arkansas, (iii) Lorain, Ohio, (iv) Cape Canaveral, Florida, (v) Johnson City, Tennessee, (vi) Ft. Smith, Arkansas and (vii) Silt, Colorado, or the LLC Interests, and the properties being the Contribution Properties. A condition of the closing of the transactions contemplated by the Contribution Agreement, or the Contribution, was the receipt of the consent to the transfer of the LLC Interests from each of the lenders secured by the Contribution Properties. As of May 26, 2017, the date set for the Contribution, we had received the consent of the lenders secured by properties located in (i) Silt, Colorado, (ii) Ft. Smith, Arkansas, (iii) Johnson City, Tennessee and (iv) Cape Canaveral, Florida; however, we had not yet received the consent from LNR Partners, LLC, or LNR, special servicer on the loan, which is secured by the  properties located in (i) Port Saint Lucie, Florida, (ii) Jonesboro, Arkansas and (iii) Lorain, Ohio, or the Starwood Loan, and those properties being the Affected Properties.

While our management, and that of Holmwood continues to negotiate with LNR to provide such consent, our management determined it to be in our best interests to use an alternate method in the interim that is intended to allow our company to enjoy the financial benefits of the Affected Properties intended by the Contribution Agreement, while remaining in compliance with the Starwood Loan covenants. On May 26, 2017, our Operating Partnership and Holmwood entered into the Second Amendment to revise certain terms of the Contribution Agreement. Pursuant to the Second Amendment, at the closing of the Contribution, Holmwood retained the LLC Interests owning the Affected Properties as its sole and exclusive property; however, Holmwood assigned all of its right, title and interest in and to any and all profits, losses and distributed cash flows, if any, from each wholly-owned subsidiary owning the Affected Properties, as well as all of the other benefits and burdens of ownership solely for federal income tax purposes, or the Profits Interests, to our Operating Partnership. Upon (i) the receipt of consent to the Contribution from LNR, (ii) the sale of the Affected Properties, subject to certain consents, or (iii) the payment of defeasance of all loans, secured by existing mortgage liens on the Affected Properties, the LLC Interests associated with such Affected Properties shall be deemed to have been contributed and transferred to our Operating Partnership on such date.

The foregoing descriptions of the Contribution Agreement and the Second Amendment are a summary and are qualified in their entirety by the terms of the Contribution Agreement and the Second Amendment, copies of which are filed as (i) Exhibit No. 6.4 to our Offering Statement on Form 1-A, dated June 15, 2016 and (ii) Exhibit No. 6.1 to this Current Report on Form 1-U, and incorporated by reference into this Item 1.

ITEM 9. OTHER EVENTS

In connection and contemporaneously with the initial closing of our public offering pursuant to Regulation A of a minimum of $3,000,000 and a maximum of $30,000,000 in common stock, on May 18, 2017, (i) we entered into a Registration Rights Agreement; whereby, we granted our Manager registration and qualification rights covering the resale of the shares of common stock into which its OP Units (i) issued pursuant to the Management Agreement, by and among the Company, the Operating Partnership and the Manager, dated March 31, 2016, or the Management Agreement, or (ii) converted from long-term incentive units of our Operating Partnership issued pursuant to the Management Agreement, may be redeemed, subject to conditions set forth in the Limited Partnership Agreement of our Operating Partnership; and (ii) Robert R. Kaplan, Jr. resigned from our board of directors and we appointed Mr. Scott Musil, Mr. William Fields, Mr. Leo Kiely and Mr. John O’Reilly as independent directors to constitute our board of directors with a majority of independent directors.

On May 26, 2017, pursuant to the Contribution Agreement, (i) we entered into a Registration Rights Agreement; whereby, we granted Holmwood registration and qualification rights covering the resale of the shares of common stock into which its OP Units issued in the Contribution may be redeemed, subject to conditions set forth in the Limited Partnership Agreement of our Operating Partnership; and (ii) our Operating Partnership entered into a Tax Protection Agreement; whereby, our Operating Partnership agreed to make certain undertakings in connection with the Contribution.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HC Government Realty Trust, Inc., a Maryland corporation

By:	/s/ Robert R. Kaplan, Jr.
Name:	Robert R. Kaplan, Jr.
Its:	President
Date:	June 2, 2017

Exhibit Index

Exhibit No.	Description of Exhibit
6.1	Second Amendment to the Contribution Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., dated as of May 26, 2017.